INTERNATIONAL CARD ESTABLISHMENT, INC.
                         300 ESPLANADE DRIVE, SUITE 1950
                                OXNARD, CA 93036



                                                  February 15, 2005


VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

     Re:  International Card Establishment, Inc. (the "Company")
          Registration Statement on Form SB-2 Pursuant to Rule 462(b) Filed February 11, 2005
          File No. 333-116956

Ladies and Gentlemen:

         We previously filed the above-referenced Form SB-2 registration statement pursuant to Rule 462(b) and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because, as discussed with the Staff, the Company intends to remove the selling stockholder table from the above referenced registration statement, re-file a new registration statement pursuant to Rule 462(b) and thereafter file a prospectus supplement pursuant to Rule 424 which will include the selling stockholder table. Please apply the Company's filing fee to its account with the SEC. If you have any questions concerning this matter, please contact Gregory Sichenzia at (212) 930-9700.

         Thank you for your assistance in this matter.


                                    INTERNATIONAL CARD ESTABLISHMENT, INC.


                                    By: /s/ WILLIAM LOPSHIRE
                                        __________________________________
                                            William Lopshire
                                            President